

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2021

Richard Massey
Chief Executive Officer
Alight, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

>   **Re: Alight, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed March 29, 2021**
>   **File No. 333-254801**

Dear Mr. Massey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2021 letter.

Registration Statement on Form S-4 filed March 29, 2021

Cover Page

1.   We note your response to comment 1, however it remains unclear whether the private placements contemplated by the forward purchase agreements have been or will be completed, and whether it is therefore appropriate to include the subject securities on this registration statement. In this regard, we note that the private placements contemplated by the forward purchase agreements will occur "immediately prior to the closing of FTAC's initial business combination" and that "the forward purchase securities will have been sold and will be issued and outstanding securities of FTAC as of the time of the closing of the Business Combination," which statements suggest that the private placements are not yet completed and may not be completed if the business combination does not close. Please

remove these shares from your registration statement, or provide us with a detailed legal analysis of why the private placements were completed prior to your attempt to register the resale of the shares. In your analysis, please consider the Commission's guidance set forth in Questions 134.01/139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

Distributions, page 134

2. We note your response to comment 17 and the illustrative example provided in your response. Please amend the disclosure in your filing to include this illustrative example.

Material U.S. Federal Income Tax Considerations
The FTAC Merger, page 161

3. We note your response to comment 28, and your amended disclosure throughout the filing that the transaction "should qualify" as a transaction described in Section 351 of the Code. Please confirm that counsel's opinion will state that counsel is unable to provide a "will" opinion as to whether the transaction will qualify as a transaction described in Section 351 of the Code, explain why it cannot give a "will" opinion regarding this issue, and describe the possible alternatives and risks to investors if the transaction does or does not so qualify. In addition, please revise the prospectus to provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. We also note the disclosure that "the conclusions to be stated in the Weil Tax Opinion are not free from doubt"; if this statement applies to all of the opinions expressed by Weil in its tax opinion, please note that the above request for expanded disclosure applies to each element of tax treatment addressed in the prospectus/opinion. Please refer to Sections III.B. and C. of Staff Legal Bulletin No. 19.

Proposal No. 2—The FTAC Charter Amendment Proposal, page 166

4. We note your response to comment 30. It appears that an increase in authorized shares and the creation of a new class of shares could potentially impact the ownership interests and/or relative rights of FTAC public shareholders. Therefore, please unbundle these proposals to allow shareholders to vote separately on material matters.

Unaudited Pro Forma Condensed Combined Statement of Operations
Note 5 - Adjustment (f), page 204

5. We note $45 million in compensation expense will be recognized "on the line." Please explain what you mean by "on the line" and clarify if you are making a pro forma adjustment for this expense.

Note 5 - Adjustment (k), page 206

6. Please tell us how you derived the pro forma net loss attributable to the Company of

$127,584 assuming no redemptions and $125,766 assuming maximum redemptions and revise your disclosure as necessary.

Industry Overview, page 261

7. We note your response to comment 36, but your amended disclosure does not appear to be responsive to our comment. Please amend your disclosure to provide sources for your statements about key trends discussed in the bulleted list on pages 260-261, including your statements about Health & Personalization, Total Wellbeing, Gig Economy, Globalization, and Regulations, or amend your disclosure to describe these trends as management's opinions or beliefs.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Alight, page 272

8. We note your response to comment 42. Where you attribute revenue increases to acquisitions, please quantify the increase related to acquisitions.

Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Revenue, page 276

9. You state that you recorded growth of 111% for BPaaS products and services in 2020. Please quantify the BPaaS products and services revenue recorded in 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer at (202) 551-3272 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sachin Kohli